FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated October 3, 2013

Registration Statement No. 333-184721

Dated October 4, 2013

LANNETT COMPANY, INC.

5,869,566 Shares of Common Stock

Final Term Sheet

Issuer:	Lannett Company, Inc. (the “Company”)

Security:	Common stock, par value $0.001 per share

Size:	5,869,566 shares of common stock, 4,250,000 of which are being offered by the Company and 1,619,566 of which are being offered by the Selling Stockholders

Over-allotment option:	880,434 additional shares of common stock by one of the Selling Stockholders

Trade date:	October 4, 2013

Settlement date:	October 9, 2013 (T+3)

Common stock outstanding after the offering:

Upon completion of the offering, the Company will have 34,772,490 shares of common stock outstanding based upon 30,522,490 shares of common stock as of October 2, 2013. This number of shares excludes the following:

•                  2,955,092 shares of our common stock issuable upon exercise of stock options outstanding as of October 2, 2013, at a weighted average exercise price of $7.80; and

•                  978,305 shares of our common stock available for future awards pursuant to our long-term incentive plans as of October 2, 2013.

Public offering price:	$18.00 per share

Underwriting discounts and commissions:	$1.08 per share

Net proceeds to the Company:	$71,515,000 (after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Company)

Form of Offering:

Firm commitment underwritten public offering pursuant to a registration statement on Form S-3 that was filed on November 2, 2012, as subsequently amended by Amendment No. 1 on November 19, 2012, and declared effective on December 7, 2012. In addition, the Company filed a

Form S-3MEF pursuant to Securities Act Rule 462(b) for the purpose of increasing the amount of securities available to be sold by the Company on the “shelf” registration statement by $12,750,000.

Listing:	The shares of common stock are listed on the NYSE MKT under the symbol “LCI”

Joint Book-Running Managers:	Roth Capital Partners, LLC Canaccord Genuity Inc.

Lead Manager	Oppenheimer & Co. Inc.

Co-Manager:	Craig-Hallum Capital Group LLC

CAPITALIZATION

The following table sets forth the Company’s cash and cash equivalents and capitalization as of June 30, 2013:

•                  on an actual basis; and

•                  an as adjusted basis to give effect to the sale of the 4,250,000 shares of common stock offered by the Company in this offering, after deducting underwriting discounts and estimated offering expenses payable by the Company.

You should read the following table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2013, which is incorporated by reference into the prospectus supplement and the accompanying prospectus.  See “Incorporation of Certain Documents by Reference” on page S-20 of the prospectus supplement.

	As of June 30, 2013
	Actual	Adjusted (unaudited) (in thousands, except share and per share data)
Cash and cash equivalents	$42,689	$114,204
Long-term Debt, including current portion	$6,514	$6,514
Stockholders’ Equity
Common stock, par value $0.001 per share: 50,000,000 shares authorized; 29,284,592 shares issued and 28,848,679 shares outstanding, actual; 33,534,592 shares issued and 33,098,679 shares outstanding, as adjusted	29	33
Additional paid in capital	104,075	175,586
Retained earnings	26,553	26,553
Accumulated other comprehensive loss.	(47)	(47)
Treasury stock at cost: 435,913 shares, actual and as adjusted	(2,034)	(2,034)
Total Lannett Company, Inc. Stockholders’ Equity	128,576	200,091
Noncontrolling interest	233	233
Total Stockholders’ Equity	128,809	200,324
Total Capitalization	$135,323	$206,838

The information above assumes that the underwriters do not exercise their over-allotment option and excludes the following:

•                  2,319,324 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2013 at a weighted average exercise price of $5.71 per share; and

•                  1,784,550 shares of common stock available for future awards pursuant to our long-term incentive plans as of June 30, 2013.

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of June 30, 2013, our net tangible book value was approximately $126.3 million, or approximately $4.38 per share. Net tangible book value per share represents the amount of total tangible assets less our total liabilities divided by the number of shares outstanding. After giving effect to the sale of the 4,250,000 shares of common stock offered by us in this offering at the public offering price of $18.00  per share, after deducting underwriting discounts and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2013 would have been approximately $197.8  million, or $5.98 per share. This represents an immediate increase in pro forma net tangible book value from this offering of $1.60 per share to our existing stockholders and an immediate dilution of $12.02 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis, assuming the underwriters do not exercise their over-allotment option:

Public offering price per share		$18.00
Historical net tangible book value per share as of June 30, 2013	$4.38
Increase per share attributable to this offering	$1.60
Pro forma net tangible book value per share after this offering		5.98
Dilution in net tangible book value per share to new investors		$12.02

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will be $5.97 per share, representing an immediate increase to existing stockholders of $1.59 per share and an immediate dilution of $12.03 per share to new investors.

In the discussion and table above, we assume no exercise of outstanding options.  The above discussion and tables are based on 28,848,679 shares of common stock outstanding on June 30, 2013, and excludes:

•                  2,319,324 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2013 at a weighted average exercise price of $5.71 per share; and

•                  1,784,550 shares of our common stock available for future awards pursuant to our long-term incentive plans as of June 30, 2013.

To the extent that any of these options are exercised, there will be further dilution per share to new investors purchasing shares of our common stock in this offering.

SELLING STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of October 2, 2013 by the selling stockholders.  We have determined beneficial ownership in accordance with SEC rules.  We have agreed to pay the fees and expenses of the registration of the shares of the selling stockholders (other than underwriting discounts and commissions).

Percentage of beneficial ownership in the table below is based on 30,522,490 shares of common stock outstanding as of October 2, 2013, and assuming 34,772,490 shares of common stock outstanding after completion of this offering.

Name	Number of Shares of Common Stock Beneficially Owned Before the Offering		Percent of Common Stock Beneficially Owned Before the Offering	Maximum Number of Shares of Common Stock Offered (With No Exercise of Over- Allotment)	Number of Shares of Common Stock Beneficially Owned After the Offering (With No Exercise of Over- Allotment)	Percent of Common Stock Beneficially Owned After the Offering (With No Exercise of Over- Allotment)	Maximum Number of Shares of Common Stock Offered (With Full Exercise of Over- Allotment)	Number of Shares of Common Stock Beneficially Owned After the Offering (With Full Exercise of Over- Allotment)	Percent of Common Stock Beneficially Owned After the Offering (With Full Exercise of Over- Allotment)
Farber Properties Group, LLC	4,550,000	(1)	14.91%	500,000	4,050,000	11.65%	500,000	4,050,000	11.65%
United Jewish Federation of Metropolitan Detroit	2,000,000	(2)	6.55%	1,119,566	880,434	2.53%	2,000,000	0	0%

(1)                         Farber Properties Group, LLC (“FPG”) is managed and jointly owned by Jeffrey Farber and David Farber.  Jeffrey Farber and David Farber each disclaims beneficial ownership of 2,275,000 shares of common stock held by FPG.  Jeffrey Farber is the Chairman of our Board of Directors and the son of William Farber, a significant stockholder in the Company.

(2)                         Consists entirely of shares received pursuant to a charitable gift by William Farber, who served as the Chairman of our Board of Directors from August 1991 to June 2011 and currently serves as the Chairman Emeritus of our Board of Directors.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus for the offering can be obtained from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 888 San Clemente Drive, Newport Beach, CA 92660, by telephone at (800) 678-9147 and by e-mail to rothecm@roth.com or from Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110 and by telephone at (617) 371-3900.